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                             July 19, 2021

       Gerome Daren Sapp
       Chief Executive Officer
       370 Markets LLC
       8545 W. Warm Springs Road, Ste A4 #192
       Las Vegas, NV 89113

                                                        Re: 370 Markets LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed July 12, 2021
                                                            File No. 024-11383

       Dear Mr. Sapp:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-qualification amendment No. 2 to Offering Statement on Form 1-A

       General

   1. We note your response to comment 1, and your amended financial statements. Please amend to provide an
updated auditor consent. Refer to part 11 of Item 17 of Form 1-A.
                                                        As a related matter, it
appears that there has been a change in your certifying accountant, but you did not file a
1-U reporting this change. Therefore, please amend your disclosure to provide the
information required by Item 4 of Form 1-U and, pursuant to part 9 of Item
                                                        17, please file a
letter from your former independent accountant regarding its concurrence or disagreement with
any disclosure you provide related to the dismissal or resignation of your former accountant.
For guidance, see Rule 252 of Regulation A, which requires
                                                        disclosure of material
information necessary to make the required statements, in light of the circumstances under
which they are made, not misleading.
 Gerome Daren Sapp
FirstName  LastNameGerome Daren Sapp
370 Markets  LLC
Comapany
July       Name370 Markets LLC
     19, 2021
July 19,
Page  2 2021 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at
(202) 551-3442 with
any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services